SembCorp Industries

Rule 12g3-2(b) File No. 825109

25 June 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

dw 7/8

Linda Hoon Siew Kin
Group Company Secretary

Enclosure

C:jesstan/MasnetAnn/SECltr

MASNET No. 37 OF 25.06.2004
Announcement No. 37

SEMBCORP INDUSTRIES LTD

ANNOUNCEMENT ON SOLITAIRE ARBITRATION

1 In November 1993, Sembawang Corporation ("Sembawang") won a S$230 million contract from Allseas to convert its bulk carrier, the "Solitaire" into a dynamically positioned pipe-laying vessel. In October 1995, Allseas unilaterally terminated the contract before the work on the vessel was fully completed, alleging failure on the part of Sembawang to make adequate progress. Sembawang disputed the allegation and subsequently counter-claimed costs and damages. The contract provided that disputes be referred to arbitration in London. Prior to termination, differences had arisen between the parties. Arbitrators were appointed by October 1995. In February 1996, Allseas entered into a contract with the Swan Hunter shipyard in England to complete the conversion works. The Swan Hunter shipyard had previously been in receivership from mid 1993 to mid 1995. The "SOLITAIRE" was then towed from Singapore to Newcastle-on-Tyne (via Portugal where some dry-docking works were carried out), arriving at the Swan Hunter shipyard in May 1996.

2 The arbitration hearing commenced in London in January 1997. In March 2002, the Tribunal ruled that Allseas was entitled to terminate the contract with Sembawang. In March 2004, a further hearing commenced to assess the recoverable costs and expenses incurred by Allseas following termination. This hearing is still continuing. A further hearing will take place in 2005 in respect of the Sembawang's counterclaims against AllseasThis arbitration is expected to conclude by 2005 with the hearing of Sembawang's counterclaims against Allseas. Allseas is claiming the equivalent of £259 million plus legal costs while Sembawang is counterclaiming S$287 million plus legal costs. In adjudicating these claims and counterclaims, the Tribunal would take into account the extent of completion of the vessel at the time of termination. Sembawang's position, which is supported by independent expert analysis, is that, at the time of termination, about two-thirds of the original scope of work under the contract had been completed.

3 Under the terms of the contract, Allseas had a duty to mitigate costs. During the March 2004 hearing, the Tribunal was asked to decide as a preliminary issue whether Allseas failed to discharge its duty to mitigate costs in deciding to have the vessel completed at the Swan Hunter shipyard, rather than taking the vessel to another Singapore shipyard where the conversion could have been completed at significantly lower cost than at the Swan Hunter shipyard.

4 At the end of May 2004, Sembawang received the Tribunal's decision on the " choice of yard" issue, where it was concluded by a 2 to 1 majority that Allseas had not breached its obligation to mitigate when it chose the Swan Hunter shipyard to complete the conversion work.

5 SembCorp Industries ("SCI"), after consulting their legal counsels, decided that an application would be made in the High Court in England for leave to appeal against the Tribunal's decision on the "choice of yard" issue. This application was made on 9 June 2004. On 16 June 2004, SCI was informed that our application for leave to appeal will be heard later this year.

6 SCI made a provision of S$150 million in 1998 for the potential net exposure arising from the "Solitaire" case. However, with the Tribunal's ruling on the " choice of yard" issue, and if such ruling is upheld by the High Court in England, the net exposure to Sembawang will increase. SCI is unable to quantify the amount of increase at this time because the cost impact of the "choice of yard" decision will also depend on the outcome of the subsequent hearings on other claims by both parties. As such, it is not possible at the present time to make a reliable estimate of the likely increase in exposure for Sembawang. Under paragraph 14 of the Financial Reporting Standards FRS 37, no provision should be recognised for an obligation if a reliable estimate cannot be made of the amount of the obligation. As SCI is not able to determine a reliable estimate of the possible increase in exposure, it will not be making any additional provision at this time.

Released on 25 June 2004

By Order of the Board
Linda Hoon Siew Kin (Ms)
Group Company Secretary

For press enquiries, please contact:

Ng Lay San (Ms)
Senior Manager
Group Corporate Relations
Tel: (65) 6723 3150
Fax: (65) 6822 3240
E-mail: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 25/06/2004 to the SGX